Montage Managers Trust
11300 Tomahawk Creek Parkway
Suite 200
Leawood, Kansas 66211

September 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Montage Managers Trust (File Nos. 333-201441 and 811-23023): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Montage Managers Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of certain post-effective amendments filed to the Trust’s Registration Statement on Form N-1A, pursuant to the Securities Act and the Investment Company Act of 1940, as amended. This request relates only to the Palmer Square CLO Senior Debt Fund, a separate series of the Trust (the “Fund”).

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.

485APOS	June 18, 2015	Post-Effective Amendment No. 2
485BXT	August 31, 2015	Post-Effective Amendment No. 5

The purpose of the 485APOS filing, filed on June 18, 2015 (Post-Effective Amendment No. 2), was to register the Fund as a new series of the Trust. The additional 485BXT filing, filed on August 31, 2015 (Post-Effective Amendment No. 5), was filed for the purpose of delaying the effective date of Post-Effective Amendment No. 2. As of the last filing shown, Post-Effective Amendment No. 2 is scheduled to become effective on September 15, 2015.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of the Fund. No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of the Post-Effective Amendments listed above, has been signed by the President of the Trust this 14th day of September, 2015.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173 or Beau Yanoshik at (202) 373-6133.

MONTAGE MANAGERS TRUST

By:	/s/ Gary Henson
Name:	Gary Henson
Title:	President